HORIZONTAL MARKETING CORP.

______________________________________________________________________________________________

M E M O R A N D U M

TO:

Claire Erlander

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Bradley R. Jones, President

Horizontal Marketing Corp.

DATE:

February 16, 2012

RE:

Horizontal Marketing Corp.

Registration Statement on Form S-1/A

File No. 333-178000

Filed:  January 31, 2012

______________________________________________________________________________________________

We submit the following in response to your comments by letter of February 8, 2012.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Registration Statement Cover Page

Calculation of Registration Fee Table

1.

We note you response to our prior comment 3. However, please revise footnote 2 to the Registration Fee table to indicate that you determined the registration fee pursuant to Rule 457(a).

Response:  We have revised footnote 2 to the Registration Fee table to indicate that we have determined the registration fee pursuant to Rule 457(a).

Prospectus Summary, page 1

2.

We note your response to our prior comment 6 and reissue because there appear to be no changes in the Prospectus Summary section in response to our prior comment. We note that you have sustained cumulative losses from your inception. Please revise the Prospectus Summary section to disclose your most recent losses, as well as your cumulative losses to date.

Response:  We have revised the Prospectus Summary to include the following disclosure: “The Company had accumulated losses of $92,066 as of December 31, 2010, and in the nine months ended September 30, 2011 the Company had an additional $10,861 in accumulated losses bringing the unaudited total to $102,927.”

Terms of the Offering, page 1

3.

We note your response to our prior comment 13. Your disclosure on page 1 continues to state that the price was determined by the price your shares were sold to your shareholders. Please revise to reconcile this disclosure with your disclosure elsewhere in the prospectus that the facts considered in determining the offering price were financial condition and prospects.

Response:  We have revised the Registration Statement to include the following language to reconcile any conflicting statements: “The offering price of $0.10 was arbitrarily determined and bears no relationship to the actual value of the company and is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board, at which time the shares may be sold at prevailing market prices or privately negotiated prices.”

February 16, 2012

Horizontal Marketing Corp.

Memorandum

Risk Factors, page 3

4.

We note your disclosure in the Prospectus Summary section that you are considering and evaluating two manuscripts by your sole officer and director, Bradley R. Jones. Please revise your risk factors section to add a risk factor describing Mr. Jones’ conflict of interests. Also please discuss both titles in the Business section, giving a brief description of each, and state what the company’s plans are with regard to them.

Response:  We have revised the Registration Statement to include the requested conflict of interest risk factor and have discussed both potential manuscripts in the Business section as requested.

Description of Business, page 18

Business Model, page 18

5.

We note your response to our prior comment 19 and reissue in part. We note that your phases 3 and 4 do not include anticipated timeframes. Please revise to include these timeframes. In addition, your plan of operations stops at a phase where you execute contracts with authors but does not proceed to revenue generation. Please further revise this section after Phase 4 to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and your intended sources and uses of funds, providing quantified estimates of these amounts for each step and of the difficulties you must surmount. The discussion should be in enough detail so that investors can make a reasoned judgment of the likelihood of your success. If you are going to attempt to publish your sole officer’s books, please disclose. If you are not, please tell us why they were mentioned in this amendment.

Response:  We have revised the Registration Statement as requested.

The Fiction Publishing Business, page 19

6.

Please revise to substantiate your statement that “these techniques are used by very few authors as most authors use only a few of techniques available” or delete this sentence.

Response:  We have revised the Registration Statement to delete this sentence.

Item 15. Recent Sales of Unregistered Securities, page 52

7.

We note your response to our prior comment 27 and reissue in part. Please revise this section to state either the aggregate offering price or the aggregate amount of consideration you received in the December 2009 transaction. Refer to Item 701(c) of Regulation S-K.

Response:  We have revised the Registration Statement to read as follows with regard to the transaction of December 2009:

“On December 15, 2009 the Company entered into that certain Acquisition Agreement and Plan of Reorganization (the “Acquisition Agreement”) to acquire 100% of the issued and outstanding shares of capital stock of Quiet Star Entertainment, Inc., a Utah corporation (“Quiet Star”) making Quiet Star a wholly-owned subsidiary of the Company.  In accordance with the terms and provisions of the Acquisition Agreement, Horizontal delivered to the Shareholders of Quiet Star 1,000,000 restricted shares of the Company’s Common Stock, $0.001 par value per share, in exchange for all of the issued and outstanding capital stock of Quiet Star, consisting of 10,000,000 shares of common stock, $0.001 par value, owned by the Quiet Star Shareholders.  The acquisition closed on December 21, 2009. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 as they were transactions by an issuer not involving a public offering.”

February 16, 2012

Horizontal Marketing Corp.

Memorandum

Item 17. Undertakings, page 54

8.

We note your response to our prior comment 28 and reissue in part. Please include undertaking 512(h) because it applies to registration statements on Form S-1.

Response:  We have revised the filing to contain the requested language.

Signatures, page 55

9.

We note your response to our prior comment 30 and reissue. Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities. Currently you include these titles where Mr. Jones signs for the registrant; however, he is required to sign in his individual capacity as your principal executive officer, principal financial officer, principal accounting officer or controller and director after the last paragraph on page 55.

Response:  We have revised the filing to contain the appropriate signature section.

Interim Financial Statements for the Nine Months Ended September 30, 2011

10.

Please revise to include the unaudited financial statements for the interim period ended September 30, 2011. In this regard we note that Amendment No. 1 filed on January 31, 2012 includes duplicate copy of the audited financial statements for the year ended December 31, 2010 in place of the unaudited interim financial statements. Please revise as appropriate.

Response:  We have revised the filing to contain the unaudited financial statements for the interim period ended September 30, 2011.

Other

11.

The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  We are in process of completing the financial statements to comply with Rule 8-08 of Regulation S-X (i.e. the audited financial statements for the year ended December 31, 2011), and will file such financial statements in an amendment to the Registration at or prior to the effective date.

In connection with the Company’s responding to the comments set forth in the December 12, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 16, 2012

Horizontal Marketing Corp.

Memorandum

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

HORIZONTAL MARKETING CORP.

/s/ Bradley R. Jones

By: Bradley R. Jones

Title: President and Chief Executive Officer,

Principal Financial and Accounting Officer